Exhibit 99.2

ProQR Therapeutics N.V. Press Release November 23, 2015

FINAL – FOR RELEASE

ProQR Announces Results for the Third Quarter of 2015 and Provides Update on Clinical Trials

LEIDEN, the Netherlands, November 23, 2015 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis (CF) and Leber’s congenital amaurosis (LCA), today announced results for the third quarter of 2015 and a delay in top-line data readout for the ongoing clinical studies in CF. Data is now expected to be released in mid to late 2016.

“During the third quarter we announced we started our second clinical study of QR-010 (PQ-010-002) in patients with CF and the ΔF508 mutation, that is running in parallel with the Phase 1b (PQ-010-001) study. While patient enrollment is going well in both studies, the ramp up of enrollment is slower than expected. We attribute this to very robust but stringent protocols and the large number of competing studies”, said Daniel de Boer, Chief Executive Officer of ProQR. “Our teams have taken a number of steps to accelerate enrollment without compromising on quality. The results from both studies together will give us a strong indication of the potential of QR-010 to make a difference in the lives of patients with CF.”

Financial Highlights

At September 30, 2015, ProQR held cash and cash equivalents of €100.0 million, compared to €106.4 million at June 30, 2015. Net cash used in operating activities during the three month period ended September 30, 2015 was €6.3 million, compared to €4.3 million for the same period last year.

Research and development costs increased to €6.0 million for the quarter ended September 30, 2015 from €2.5 million for the same period in 2014 and comprised of costs of clinical trials, allocated employee costs including share-based payments, the costs of materials and laboratory consumables, license and intellectual property costs and other allocated costs. The increase in expenses was due to clinical development of QR-010 for patients with CF due to the ΔF508 mutation; development activities related to QR-110 for LCA due to the p.Cys998X mutation; and increased investment into our RNA based therapeutics pipeline.

General and administrative costs decreased to €1.5 million for the quarter ended September 30, 2015 from €2.4 million for the same period in 2014, driven by the costs the Company’s IPO on the Nasdaq Global market in September 2014.

Net result for the three month period ended September 30, 2015 was a €6.3 million loss or €0.27 per share, compared to a €3.4 million loss or €0.43 per share for the same period in 2014. For further financial information for the period ending September 30, 2015, please refer to the financial statements appearing at the end of this release.

Corporate Highlights

•	Enrollment has started in study PQ-010-002, a global proof-of-concept nasal potential difference (NPD) study of QR-010. PQ-010-002 is a case-controlled, open label 28-day study to be conducted in approximately 5 specialized centers with planned enrollment of 8 CF patients that are homozygous

ProQR Therapeutics N.V.  |  Darwinweg 24, 2333 CR Leiden, The Netherlands  |  +31 88 166 7000  |  info@proqr.com  |  www.proqr.com

(carrying two copies) for the ΔF508 mutation and 8 CF patients that are compound heterozygous (one copy of the ΔF508 plus one other CF disease causing mutation). This second human study in affected patients will evaluate the change in NPD after topical administration of QR-010. QR-010 is a novel investigational RNA therapeutic designed to repair the genetic mutation in the mRNA of cystic fibrosis (CF) patients due to the ΔF508 mutation.

Subsequent events

•	The company presented an oral presentation and poster with pre-clinical data on the delivery of QR-010 to the CF diseased lung at the North American Cystic Fibrosis Conference (NACFC) [October 8-11 in Phoenix, Arizona]. QR-010 was demonstrated to be stable in sputum collected from CF patients. QR-010 easily diffuses through CF-like mucus in vitro and in vivo in a clinically relevant timeframe. Solute percentage in the mucus will slow diffusion slightly but it is not a clinically meaningful difference. QR-010 is absorbed systemically after orotracheal administration in normal and betaENaC mice, a mouse model where the lungs have similar mucus and related findings to humans with CF. Quantitative assays showed no difference between normal and betaENaC mice. QR-010 remained stable in mixing studies with three commonly used CF medications: dornase alfa (Pulmozyme®), fluticasone and salbutamol.

•	Update on the Phase 1b (PQ-010-001) and NPD (PQ-010-002) trials: Patient enrollment continues in Europe and North America for QR-010 for patients with CF associated with the ΔF508 mutation. ProQR is now expecting to release data in mid to late 2016. Patient screening and enrollment is going well, however due to stringent inclusion/exclusion criteria and the recent increase of clinical studies competing for the same patient population, the predicted acceleration of enrollment has not occurred. ProQR is actively implementing recruitment strategies.

About QR-010

QR-010 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by repairing the mRNA defect encoded by the ΔF508 mutation in the CFTR gene of CF patients. The ΔF508 mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and guide the insertion of the three missing nucleotides, thus repairing the mRNA and subsequently producing wild-type, or normal CFTR protein. QR-010 is designed to be self-administered through a small, handheld aerosol delivery device, or nebulizer, in the form of a mist inhaled into the lungs. We believe this method could allow maximum exposure of QR-010 to the primary target organ, the lung, as well as significant exposure to other affected organs through systemic absorption into the blood. QR-010 has been granted orphan drug designation in the United States and the European Union. The QR-010 project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Since 2012.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,”

“should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-010 and QR-110, statements regarding our ongoing and planned discovery and development of product candidates, statements regarding the expected timing of results from our clinical studies and statements regarding the Horizon 2020 program. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

ProQR Therapeutics N.V.:

Sariette Witte

Investor Relations

T: +1 213 261 8891

ir@proqr.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Financial Position

	September 30, 2015	December 31, 2014
	€1,000	€1,000
Assets
Current assets
Cash and cash equivalents	100,012	112,736
Prepayments and other receivables	1,788	735
Social securities and other taxes	845	426

Total current assets	102,645	113,897

Property, plant and equipment	1,980	1,187
Intangible assets	153	163

Total assets	104,778	115,247

Liabilities and shareholders’ equity
Current liabilities
Finance lease liabilities	22	34
Trade payables	98	1,247
Social securities and other taxes	11	341
Pension premiums	198	127
Deferred income	700	—
Other current liabilities	3,784	1,265

Total current liabilities	4,813	3,014

Finance lease liabilities	—	15
Borrowings	4,334	2,814

Total liabilities	9,147	5,843

Shareholders’ equity
Shareholders’ equity	95,631	109,404

Total liabilities and shareholders’ equity	104,778	115,247

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period ended September 30,		Nine month period ended September 30,
	2015	2014	2015	2014
	€1,000	€1,000	€1,000	€1,000
Other income	1,191	—	2,277	4

Research and development costs	(6,000)	(2,457)	(16,907)	(6,994)
General and administrative costs	(1,458)	(2,380)	(4,838)	(4,510)

Total operating costs	(7,458)	(4,837)	(21,745)	(11,504)

Operating result	(6,267)	(4,837)	(19,468)	(11,500)
Finance income and expense	(50)	1,462	4,762	1,410

Result before corporate income taxes	(6,317)	(3,375)	(14,706)	(10,090)
Income taxes	—	—	—	—

Net loss attributable to equity holders of the Company	(6,317)	(3,375)	(14,706)	(10,090)
Other comprehensive income	—	—	—	—

Total comprehensive loss (attributable to equity holders of the Company)	(6,317)	(3,375)	(14,706)	(10,090)

Share information
Weighted average number of shares outstanding[1]	23,345,170	7,916,686	23,342,386	6,952,792

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.27)	(0.43)	(0.63)	(1.45)
Diluted loss per share[1]	(0.27)	(0.43)	(0.63)	(1.45)

1.	For the periods presented in these financial statements, the potential exercise of share options and the conversion of preferred shares into ordinary shares in 2014 are not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity

	Number of shares		Total Share	Share	Equity Settled Employee Benefit	Accumulated	Total
	Ordinary	Preferred	Capital	Premium	Reserve	Deficit	Equity
			€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2014	6,108,152	—	59	3,482	41	(3,671)	(89)
Net loss	—	—	—	—	—	(10,090)	(10,090)
Recognition of share-based payments	—	—	—	—	406	—	406
Shares issued in the period	9,490,336	8,265,179	880	122,291	—	—	123,171
Conversion of preferred shares	8,265,179	(8,265,179)	—	—	—	—	—
Treasury shares issued	(525,513)	—	(5)	(2,191)	—	—	(2,196)

Balance at September 30, 2014	23,338,154	—	934	123,582	447	(13,761)	111,202

Balance at January 1, 2015	23,338,154	—	934	123,581	687	(15,798)	109,404
Net loss	—	—	—	—	—	(14,706)	(14,706)
Recognition of share-based payments	—	—	—	—	919	—	919
Share options exercised	7,684	—	0	14	—	—	14

Balance at September 30, 2015	23,345,838	—	934	123,595	1,606	(30,504)	95,631

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period ended September 30,		Nine month period ended September 30,
	2015	2014	2015	2014
	€1,000	€1,000	€1,000	€1,000
Cash flows from operating activities
Net loss	(6,317)	(3,375)	(14,706)	(10,090)
Adjustments for:
— Depreciation	126	26	338	65
— Share-based compensation	300	178	919	406
— Financial income and expenses	50	(1,462)	(4,762)	(1,410)

Changes in working capital	(527)	205	472	1,405

Cash used in operations	(6,368)	(4,428)	(17,739)	(9,624)

Corporate income tax paid	—	—	—	—
Interest received/(paid)	104	129	281	148

Net cash used in operating activities	(6,264)	(4,299)	(17,458)	(9,476)

Cash flow from investing activities
Purchases of property, plant and equipment	(56)	(344)	(1,093)	(594)
Purchases of intangible assets	—	—	(28)	—

Net cash used in investing activities	(56)	(344)	(1,121)	(594)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	80,258	—	118,100 [1]
Proceeds from exercise of share options	8	—	14	—
Proceeds from borrowings	—	1	1,254	1,667
Redemption of financial lease	(7)	(10)	(27)	(27)

Net cash generated by financing activities	1	80,249	1,241	119,740

Net increase/(decrease) in cash and cash equivalents	(6,319)	75,606	(17,338)	109,670

Currency effect cash and cash equivalents	(51)	1,458	4,614	1,458
Cash and cash equivalents, at beginning of the period	106,382	38,193	112,736	4,129

Cash and cash equivalents at the end of the period	100,012	115,257	100,012	115,257

1.	Net of non-cash conversion of convertible loan.